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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02054060

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48922

SEC MAIL PROCESSING RECEIVED AUG 2 9 2002 WASH. D.C. 154 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIRST SECURITIES USA, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2361 Campus Drive, Suite 210
(No. and Street)

Irvine	CA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley C. Brooks — 949/852-6800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaVine & Associates CPAs, Inc.
(Name — *if individual, state last, first, middle name*)

26691 Plaza, Suite 222	Mission Viejo,	CA	92691
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Stanley C. Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Securities USA, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JANET L. ROSS
Commission # ...1990
Notary Public ... ifornia
Orange County
My Comm ... 25, 2005

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in XXXXXXXXXXXXCash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SECURITIES USA, INC.

Financial Statements

June 30, 2002 and 2001

LaVine & Associates • Certified Public Accountants, Inc.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - JUNE 30, 2002

FIRST SECURITIES USA, INC.

2361 CAMPUS DRIVE, SUITE 210
IRVINE, CALIFORNIA 92612

MR. STANLEY C. BROOKS, PRESIDENT
FIRST SECURITIES USA, INC.
2361 CAMPUS DRIVE, SUITE 210
IRVINE, CALIFORNIA 92612

FIRST SECURITIES USA, INC.

Table of Contents

PAGE

LaVine
& Associates
Certified Public Accountants, Inc.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors
First Securities USA, Inc.
Irvine, California

We have audited the accompanying balance sheets of First Securities USA, Inc. as of June 30, 2002 and 2001, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Securities USA, Inc. as of June 30, 2002 and 2001, and the results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaVine & Associates CPA'S, INC.

Mission Viejo, California
August 20, 2002

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936

FIRST SECURITIES USA, INC.
Balance Sheets
June 30,

ASSETS

	2002	2001
CURRENT ASSETS		
Cash in banks	$ 95,761	$ 111,327
Commissions receivable	60,951	133,774
Prepaid expenses and other assets	149,554	21,705
Deferred tax asset	42,200	32,200
TOTAL CURRENT ASSETS	348,466	299,006
OTHER ASSETS		
Customer Accounts (Net)	-	88,333
Deposits	35,000	15,000
TOTAL ASSETS	$383,466	$ 402,339

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
CURRENT LIABILITIES		
Commissions payable	$ 59,245	$ 192,930
Accrued liabilities	26,099	4,849
Income taxes payable	5,300	1,500
Settlement payable	14,000	6,000
TOTAL LIABILITIES – all current	104,644	205,279
STOCKHOLDER'S EQUITY		
Common stock - no stated value, 25,000 shares authorized 20,000 shares issued and outstanding as of 2002 10,000 shares issued and outstanding as of 2001	20,000	10,000
Additional paid-in-capital	135,000	95,000
Retained earnings	123,822	92,060
TOTAL STOCKHOLDER'S EQUITY	278,822	197,060
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$383,466	$ 402,339

The accompanying notes are an integral part of the financial statements.

FIRST SECURITIES USA, INC.
Statements of Income
For The Years Ended June 30, 2002 and 2001

	2002	2001
REVENUES		
Commissions and other income	$3,568,273	$5,516,226
Interest income	39,814	3,498
TOTAL REVENUES	3,608,087	5,519,724
EXPENSES		
Amortization	-	6,666
Commissions	2,703,910	4,616,594
Other general/administrative expenses	875,715	1,027,648
TOTAL EXPENSES	3,579,625	5,650,908
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	28,462	(131,184)
PROVISION FOR INCOME TAXES		
Current	6,700	1,500
Deferred	(10,000)	(32,200)
TOTAL PROVISION FOR INCOME TAXES	(3,300)	(30,700)
NET INCOME (LOSS)	$ 31,762	$ (100,484)

The accompanying notes are an integral part of the financial statements.

FIRST SECURITIES USA, INC.
Statements of Changes in Stockholder's Equity
For The Years Ended June 30, 2002 and 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance - July 1, 2000	$10,000	$ 40,000	$192,544	$242,544
Additional Paid-in-Capital	-	55,000	-	55,000
Net income	-	-	(100,484)	(100,484)
Balance - June 30, 2001	10,000	95,000	92,060	197,060
Stock Acquisition	10,000	40,000	-	50,000
Net Income	-	-	31,762	31,762
Balance - June 30, 2002	$20,000	$135,000	$123,822	$278,822

The accompanying notes are an integral part of the financial statements.

FIRST SECURITIES USA, INC.
Statements of Cash Flows
For The Years Ended June 30, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$31,762	$ (100,484)
Adjustments to reconcile net income to net cash provided (used) from operations:		
Amortization	-	6,666
Impairment of customer accounts	88,333	-
Changes in operating assets and liabilities:		
Decrease in commissions receivable	72,823	157,970
Increase (decrease) in prepaid expenses and other assets	(127,849)	1,599
Increase in deferred tax asset	(10,000)	(32,200)
Increase in deposits	(20,000)	-
Decrease in commissions payable	(133,685)	(226,543)
Increase (decrease) in accrued liabilities	29,250	(76,318)
Increase (decrease) in income taxes payable	3,800	(20,980)
Net cash used by operating activities	(65,566)	(293,488)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributed/stock issuance	50,000	55,000
Net cash provided by financing activities	50,000	55,000
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash used by investing activities	-	-
Net decrease in cash	(15,566)	(238,488)
CASH BALANCE - beginning	111,327	349,815
CASH BALANCE - ending	$ 95,761	$ 111,327
Supplemental disclosure of cash flow information:		
Interest paid	$ -	$ -
Income taxes paid	$ 1,000	$ 22,480

The accompanying notes are an integral part of the financial statements.

FIRST SECURITIES USA, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

	June 30 2002	June 30 2001
Beginning balance	$ -	$ -
Increases	-	-
Decreases	-	-
Ending balance	$ -	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

First Securities USA, Inc., "the Company", was incorporated in the State of Nevada, for the purpose of operating a broker/dealer business. The broker/dealer has initiated an agreement with FiServ Clearing Corporation to act as a clearinghouse for securities transactions.

Use of Estimates

The preparation of financial statements, in accordance with generally accepted accounting principles, requires management to make estimates and assumptions that effect the reporting of assets, liabilities, revenue expenses and related disclosures. Actual results could differ from those estimates. Any adjustments applied to estimates are recognized in the year in which such adjustments are determined.

Basis of Accounting

The financial statements of First Securities USA, Inc. are prepared on the accrual basis of accounting.

Allowance for Uncollectibles

It is the Company's policy that any commission receivable that becomes uncollectible is charged to the individual responsible for the original transaction. Therefore, no allowance has been established. Any amounts that cannot be charged to or collected from brokers are written off using the direct write-off method.

Financial Instruments

The following methods and assumptions were used by the Company to estimate the fair values of financial instruments as disclosed herein:

Cash and equivalents: The carrying amount approximates fair value because of the short period to maturity of the instruments.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Comprehensive income is the same as net income as reported in the Statements of Income for the years ended June 30, 2002 and 2001.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclassifications

Certain reclassifications were made to the June 30, 2001 financial statements presentation in order to conform to the June 30, 2002 financial statements presentation.

NOTE 2 – CUSTOMER ACCOUNTS

Prior to June 30, 2000, the Company purchased accounts from another broker/dealer for $100,000. The cost of the accounts were being amortized, utilizing the straight-line method, over a 15-year period. During the year ended June 30, 2001, the Company had expensed $6,666 of the costs of the customer accounts. During the fiscal year ended June 30, 2002, management adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, and determined that a goodwill impairment should be recorded. Other general/administrative expenses include $88,333, the remaining unamortized amount, from the impairment of the prior acquisition of customer accounts for financial reporting purposes.

NOTE 3 – SETTLEMENT PAYABLE

As a result of litigation, the Company entered into agreements to settle actions taken against the Company. As of June 30, 2002, the company has accrued $14,000 in connection with these settlements.

NOTE 4 – COMMON STOCK

The Company has authorized to issue 25,000 shares of common stock with no stated value. During the fiscal year ended June 2002, an additional 10,000 shares were issued to the sole shareholder.

NOTE 5 – ADDITIONAL PAID-IN-CAPITAL

During the year ended June 30, 2001, the prior shareholder determined a need for additional capital and contributed $55,000; no additional shares were issued. In connection with the stock issuance noted above, $40,000 was charged to additional paid-in-capital.

FIRST SECURITIES USA, INC.
Notes to Financial Statements
For The Years Ended June 30, 2002 and 2001

NOTE 6 – BROKER/DEALER NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 for 12 months after commencing business) (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of June 30, 2002 and 2001, the Company had net capital in the amount of $87,068 and $54,823, respectively, which was $37,068 and $4,823 in excess of its required net capital of $50,000.

As of June 30, 2002 and 2001, the Company's net capital ratio was 1.20 to 1 and 3.74 to 1, respectively, and met the two net capital rules.

NOTE 7 – PROVISION FOR INCOME TAXES

The provision for income taxes at June 30, 2002 and 2001 consist of the following:

2002	Current	Deferred	Total
Federal	$ -	$ (8,000)	$ (8,000)
State	6,700	(2,000)	4,700
	$ 6,700	$(10,000)	$ (3,300)

2001	Current	Deferred	Total
Federal	$ -	$(20,200)	$(20,200)
State	1,500	(12,000)	(10,500)
	$ 1,500	$(32,000)	$(30,700)

Deferred taxes are accounted for under Financial Accounting Standard 109 (FAS 109) which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. As of June 30, 2002, a deferred tax asset in the amount of $42,200 has been recorded, arising mainly from the benefit of a prior year net operating loss and the amortization of the purchase of customer accounts that will be utilized in future periods for tax purposes. During the current year, a net operating loss of approximately $108,000 was utilized.

NOTE 8 – MANAGEMENT CONTRACT

The Management Company provided administrative functions under a formal management agreement between the Company and the Management Company. The Company paid $780,236 in service fees for the period ended June 30, 2001. The agreement was terminated as of June 30, 2001.

NOTE 9 – SIGNIFICANT GROUP OF CONCENTRATIONS OF CREDIT RISK

The Company sells investments in the states of California, Florida, Georgia, Illinois, Louisiana, Maryland, Montana, Nevada, New York, Ohio, Oregon, and Utah. However, the current source of its business is primarily located in California and Florida.

As of June 30, 2001, the Company had over $100,000 on deposit with one financial institution. Since the FDIC insurance coverage is limited to $100,000, amounts exceeding this are subject to additional risk.

NOTE 10 – CONTINGENCIES

The Company and individuals have been named as defendants in various lawsuits that allege violations of Federal and State securities laws and claim substantial damages. Management of the Company, after consultation with outside legal counsel, believes there are substantial defenses and are defending their cases. Management believes that the resolution of the lawsuits will not result in any material adverse effect on the Company's financial position.

The Company shares office space and personnel with an affiliate. Management is in the process of determining an allocation agreement for the shared expenses with its affiliate.

FIRST SECURITIES USA, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	June 30, 2002	June 30, 2001
Stockholder's Equity	$278,822	$197,060
Deduct stockholder's equity not allowable for Net Capital	-	-
Total Stockholder's Equity Qualified for Net Capital	278,822	197,060
Add:		
Liabilities subordinated to claims of general		
Creditors allowable in computation of net capital	-	-
Other (deductions) or allowable credits	-	-
Total Capital and Allowable Subordinated Liabilities	278,822	197,060
Deductions and/or Charges:		
Prepaid expenses and other assets	149,554	21,705
Customer accounts purchase	-	88,332
Deferred tax asset	42,200	32,200
Net Capital Before Haircuts on Security Positions	87,068	54,823
Haircuts on Security Positions		
Contractual securities commitments	-	-
Other	-	-
Net Capital	$ 87,068	$ 54,823

The accompanying notes are an integral part of the financial statements.

Schedule I

FIRST SECURITIES USA, INC.
COMPUTATION OF NET CAPITAL REQUIRED UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	June 30, 2002	June 30, 2001
Aggregate Indebtedness:		
Total Liabilities	$104,644	$205,279
Add:		
Drafts for immediate credit	-	-
Market value of securities borrowed for which no equivalent value is paid or credited	-	-
Other unrecorded amounts	-	-
Less:		
Indebtedness which have effectively subordinated to the claims of creditors	-	-
Total Aggregated Indebtedness	104,644	205,279
	x .125	x .125
Minimum Basic Net Capital Required	13,081	25,660
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	50,000	50,000
Greater of Minimum Capital or Dollar Requirement	50,000	50,000
Net Capital	87,068	54,823
Excess Net Capital	$ 37,068	$ 4,823
Ratio: Aggregate Indebtedness to Net Capital	1.20 to 1	3.74 to 1

The accompanying notes are an integral part of the financial statements.

FIRST SECURITIES USA, INC.
RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION
(INCLUDED IN PART IIA OF FORM x-17a-5 AS OF)

	June 30 2002	June 30 2001
Net Capital Per Broker-Dealer	$118,217	$ 70,761
1. Broker/dealer unaudited report (over)/under reporting of revenues:		
a. Difference in estimated commission receivable	-	16,690
b. Cash adjustment	-	4,847
2. Broker/dealer unaudited report over/(under) reporting of expenses:		
a. Income tax expense in audit reported	-	(1,500)
b. Prior year audit entries not posted	(15,938)	-
c. Under accrual of commissions and other accrued liabilities	(19,850)	(34,964)
d. Other audit differences	4,659	(1,011)
Net Capital Per Audit	$ 87,088	$ 54,823

The broker-dealer is exempt from the 15c3-3 reserve requirements and no reconciliation is required.

LaVine
& Associates
Certified Public Accountants, Inc.

Board of Directors
First Securities USA, Inc.
Irvine, California

In planning and performing our audits of the financial statements and supplemental schedules of First Securities USA, Inc. (the Company), for the years ended June 30, 2002 and 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

La Vine & Associates CPA's, Inc.

Mission Viejo, California
August 20, 2002